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                            April 27, 2022

       Keith Jones
       Interim Chief Financial Officer
       Rambus Inc.
       4453 North First Street, Suite 100
       San Jose, California 95134

                                                        Re: Rambus Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K furnished
February 7, 2022
                                                            File No. 000-22339

       Dear Mr. Jones:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K furnished February 7, 2022

       Exhibit 99.1
       Non-GAAP Financial Information, page 3

   1. The first paragraph of your Non-GAAP Financial Information section on page 3 refers only to two Non-GAAP
measures     operating costs and expenses, and interest and other
                                                        income (expense), net.
However, we note the table on the top of page 2, which is titled
                                                        "Quarterly Financial
Review- Non-GAAP (including operational metric), lists eight measures. In this
regard, please refrain from identifying items as Non-GAAP that have no adjustments to GAAP
measures. We note that the amounts in the table for product
                                                        revenue, contract and
other revenue, cost of contract and other revenue, and diluted share count are unchanged
from the GAAP amounts on the first page of your earnings release.
                                                        Please revise your
table to clearly disclose the nature of any measures that are Non-GAAP in order to
differentiate them from the GAAP amounts. Also, please revise the section on page 3 to include
narrative disclosure on the Non-GAAP measure cost of product revenue
 Keith Jones
Rambus Inc.
April 27, 2022
Page 2
         as well as fully explaining the metric licensing billings and its related adjustments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameKeith Jones                                   Sincerely,
Comapany NameRambus Inc.
                                                                Division of
Corporation Finance
April 27, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName